Hollysys Automation Technologies Announces its Nuclear Joint Venture Granted Permit to
Manufacture Nuclear Island Automation and Control Products

Beijing, China – March 30, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its nuclear joint venture, China Techenergy Co., Ltd. (CTEC), established with China Guangdong Nuclear Power Holding Co., Ltd (CGNPC), was granted China’s first-ever permit to design and manufacture its proprietary nuclear island automation and control systems by National Nuclear Safety Administration of China (NNSA), at a formal ceremony held on March 26, 2010 at CTEC’s Beijing headquarter.

China Techenergy Co., Ltd. (CTEC) is a 50-50 joint venture co-funded by Hollysys Automation Technologies (Hollysys) and China Guangdong Nuclear Power Group (CGNPC). Currently, CTEC is responsible for the engineering design, manufacturing, and technical services of nuclear station automation and control for China’s nuclear stations under construction, or to be constructed by its shareholder CGNPC. CGNPC is a state-owned nuclear power corporation under the State Council of China, and is also one of the only three licensed nuclear station builders and operators in China.

The nuclear island automation and control product directly affects the nuclear power plant safety and stability, as it is critically pertinent to the emergency shutdown trigger and monitoring and safety control to the nuclear reactors. This permit granted to CTEC, being the breakthrough in China’s nuclear power localization progress, signified that CTEC is fully qualified for nuclear station safety-level automation and control product supply.

Dr. Changli Wang, CEO of Hollysys, commented, “As a parent Company to CTEC, we are very pleased that our JV with China Guangdong Nuclear Power Group has successfully obtained China’s first-ever granted permit to design and manufacture its proprietary nuclear island automation and control products. This permit by China’s National Nuclear Safety Administration will expedite the process to commercialize CTEC’s proprietary nuclear island automation and control products, which are expected for installation on the #4 and #5 reactors of the Yangjiang Nuclear Station as a pilot program.  The full commercialization of CTEC’s nuclear island automation and control systems, together with Hollysys’ existing automation and control products to conventional island, will signal the total localization of automation and control for nuclear stations in China, which will place Hollysys and its JV at the dominant leading position in China’s fast growing nuclear industry. ”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

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March 30, 2010

About China Techenergy Co., Ltd. (CTEC)
China Techenergy Co., Ltd. (CTEC) is a joint venture co-funded by China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys) in October, 2005. The company is engaged in engineering design of digital instrument &control systems, system integration, and technical services for nuclear power plants in China. Since its inception, the company has been dedicated to assimilating cutting-edge technologies from global renowned nuclear players through project cooperation and technical exchanges, and developing its proprietary technologies for the nuclear safety-level control. CTEC employs over 500 people and has over ten years of professional experience in nuclear power I&C systems in all nuclear power plants in China either under construction or already in service.

About National Nuclear Safety Administration (NNSA)
Established in 1984, the National Nuclear Safety Administration (NNSA) is known as "China's Nuclear Regulatory Commission (NRC)." The NNSA is China's independent nuclear regulatory authority, overseeing civilian nuclear material. It leads the organizational system for nuclear safety in China, and is responsible for standards/regulations, construction permits/operating licenses, monitoring plant operations, and conducting joint research on nuclear safety with other countries. The NNSA is responsible for regulating and licensing nuclear power plants and nuclear facilities for civilian use, including drafting and enacting nuclear safety regulations; granting nuclear reactor operator licenses; reviewing and approving nuclear safety licenses; approving licenses granted by the Office of Nuclear Control (ONC) on nuclear material use for civilian needs.

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Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com